Exhibit 99.2

PENN WEST EXPLORATION ANNOUNCES ITS FINANCIAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2013

AND THE APPOINTMENT OF A NEW CHAIRMAN

FOR IMMEDIATE RELEASE, May 2, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce its results for the first quarter ended March 31, 2013. All figures are in Canadian dollars unless otherwise stated.

BOARD OF DIRECTORS

The Board of Directors of Penn West (the “Board”) has commenced a renewal process. Effective May 1, 2013, Mr. Jack Schanck, a Director of Penn West since 2008, assumed the position of Chairman of the Board. Mr. Schanck has over 37 years of direct oil and natural gas industry experience in both Canada and the U.S. including President of Unocal Canada, President of Spirit Energy (the upstream domestic operation of Unocal Oil and Gas) and Co-CEO of Samson Investment Company. Mr. Schanck’s extensive experience in domestic and international exploration, management, business strategy and directorship in various organizations is a continuing benefit to the Board.

Penn West’s former Chairman, Mr. John Brussa, stepped down from the Board effective May 1, 2013. Mr. Brussa joined the Board in 1995 and was named Chairman in 2005. During Mr. Brussa’s tenure, Penn West grew from a junior oil and natural gas producer to one of Canada’s largest energy producers. Mr. Brussa possesses a unique business acumen and insight which has been instrumental in the progression of the company. The Board and Management of Penn West thank Mr. Brussa for his extensive contributions over the past 18 years.

STRATEGY

With the potential of Penn West’s resource base well established, from the fourth quarter of 2012 forward the company has focused on maximizing the efficiency of our programs and the reliability of our production base while continuing to improve the balance sheet. These objectives are key to demonstrating the profitability and the intrinsic value inherent in Penn West.

HIGHLIGHTS

In the first quarter, capital expenditures were on budget, anticipated drilling and completion cost savings were realized and all planned development activities were executed. Production to date is on target, wells were brought on-stream on schedule, and execution of our base production reliability initiatives are on plan.

•

Average production for the first quarter of 2013 was 142,804 boe (1) per day driven in part by improved production reliability and reduced repair and maintenance cycle times; annual 2013 average production guidance remains at 135,000 to 145,000 boe per day.

•	Exploration and development capital expenditures of $427 million were on budget; full year 2013 capital guidance remains $900 million.

•

Improvements in capital efficiencies and cost structures on all key plays were realized, driven by reductions in drill times and decreased completion costs in addition to improvements in field execution.

•	119 net development wells were drilled in the first quarter, consistent with plans.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 1

•	First quarter light oil and natural gas liquids production comprised 82 percent of total liquids production and received average prices of $80.75 per barrel after hedging.

•	Hedges are in place on over 80 percent of forecast 2013 oil production, net of royalties, between US$91.55 and US$104.42 per barrel.

•

First quarter 2013 light oil and natural gas liquids price differentials, after price adjustments, were $14.43 per barrel (2012 – $23.16 per barrel) compared to benchmark WTI oil prices, narrower than internal expectations.

•	Funds flow (1) for the first quarter was $267 million ($0.55 per share – basic (1)) ahead of internal expectations due to higher light-oil price realizations.

OPERATIONS UPDATE

Appraisal, land acquisition and facilities construction activities of the past several years set-up forward operational efficiencies as well as a higher level of predictability of well results. The 2013 capital program is focused on plays that have been advanced to the full development stage. The reliability of our production base has improved in 2013 with reduced cycle times to restore temporary production interruptions, both scheduled and unscheduled.

During the first quarter of 2013, drilling activity peaked at 21 rigs compared to 38 rigs in the same period of 2012 with 119 wells drilled consistent with our budget plan. For the full year 2013, the $900 million budget includes drilling 160 to 180 net operated development wells, concentrated on light oil. Development costs showed significant improvement from prior programs with substantial reductions in drilling days and overall cycle times compared to prior programs.

Spearfish

This play is a key focus area in 2013 given its attractive economics and capital efficiency due in part to the expanded facility capacity brought on stream in 2012. For 2013, drilling plans total approximately 100 wells under the $900 million capital program.

•	In the first quarter of 2013, with up to five rigs running, 58 net wells were drilled.

•

The average cost of a Spearfish well was reduced by approximately $150,000 to approximately $1.2 million due to improved drilling engineering procedures, top performing rigs and concentrated development.

•	Drilling times from spud to rig release have been reduced to five days on average compared to a first half 2012 average of eight days.

•	The focused nature of the development program also enabled procurement efficiencies with various suppliers.

•	Subsequent to the end of the first quarter, the natural gas liquids recovery plant was brought on stream, on budget and on schedule.

(1)	The terms “funds flow” and “funds flow per share-basic” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 2

Carbonates

With approximately 500,000 net acres, the Carbonates light-oil play (Slave Point and Swan Hills) represents a significant long-term asset. In 2012, operated oil and gas infrastructure was significantly expanded to accommodate further development over the next several years.

•	In the first quarter of 2013, eight single lateral horizontal wells were drilled in the Sawn (Slave Point) and Swan Hills areas.

•

Compared to the first half of 2012, average drilling and completion costs were reduced by approximately $1.9 million per well, to $4.8 million at Sawn, by utilizing experienced crews, top performing rigs and moving into the development phase of the project.

•

Also compared to the first half of 2012, Swan Hills average drilling and completion costs dropped approximately $900,000 per well, to $4.3 million, by reducing drilling times and modifying completion procedures.

•

In the second quarter, plans include the tie-in of the wells drilled in the first quarter and advancing waterflood pilots in the Sawn and Otter areas of the Slave Point, both of which are anticipated to be operational in the second half of 2013.

Cardium

With over 600,000 net acres across the trend, Penn West is the largest landholder in the Cardium. The independent contingent resource study identified a contingent resource of 533 million barrels (1) from only primary development. The Cardium is a cornerstone asset, with numerous positive attributes including significant remaining light-oil in place, the recent success of primary horizontal redevelopment, the long established positive impact of water flooding, and recent improvements in cost structure.

•

In the first quarter of 2013, activity was focused in the Alder Flats area with six wells drilled. Economic returns were enhanced by a reduction in drilling costs due to a reduction in drilling times and completion costs by adopting slick water completions.

•	Compared to the first half of 2012, average costs to drill and complete an Alder Flats well were reduced on average approximately $1.3 million per well to $2.0 million.

•

The horizontal water flood pilot in the West Pembina area continues to perform to expectation with reduced gas to oil ratios and increased oil rates. Two additional pilots in the Willesden Green area are anticipated to be on-stream later in 2013.

Viking

The Viking play is known for consistent productivity, high netbacks, strong economic rates of return and a predictable cost structure. The company has a 700,000 net acre position in the play area.

•	During the first quarter of 2013, 27 net wells were drilled.

•	Longer lateral wells will be used in future Viking development, as experience indicates that ultimate recoveries and rates of return are higher than for shorter laterals.

•	Development drilling in the Viking will continue over the balance of 2013, consistent with plans.

•	Selective integration of horizontal water flooding is anticipated to begin in 2014.

(1)	The 533 million barrels represents the “best” case scenario. Please refer to our “Contingent Resource Disclosures” below.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 3

Exploration and Joint Ventures

Extensive land positions provide excellent resource optionality. Assessment at a measured pace will continue through 2013.

•

The company has established a material position of approximately 150,000 net acres in the liquids rich fairway of the emerging Duvernay shale play at Willesden Green. Industry activity and results continue to confirm the significant potential of the company’s position.

•

In the first quarter of 2013, the Peace River Oil Partnership completed a primary development and stratigraphic drilling program and progressed on the three-well thermal pilot at Harmon Valley South which is expected to commence steam injection in the second half of 2013. The regulatory applications for the 10,000 barrel per day Seal Main Commercial Project were submitted in late 2012.

Second Quarter Production Outlook

Production in the second quarter was budgeted to be modestly lower than the first quarter due to the impact of plant turnarounds and spring breakup. Turnarounds are imperative to ensure reliability of our production. Significant snow accumulations in eastern Alberta, western Saskatchewan and western Manitoba have created the potential for large-scale flooding and production interruptions to industry producers.

•	All planned first quarter development operations were completed prior to break-up.

•	To ensure capital efficiency gains are sustained, there are no drilling, completion or tie-in operations planned through break-up.

•

Planned operated and non-operated facility turnarounds in the second and third quarter are expected to reach a peak production impact of 10,000 boe per day in late June. These turnarounds were included in our annual production guidance.

•

In Manitoba, the risk to operations was minimized through the construction of improved drainage ditches, elevated leases, and group gathering pipelines in 2011 and 2012. Potential still exists for temporary production losses depending on the magnitude of flooding and other break-up conditions.

•	In the remaining operating areas with significant run-off exposure, similar preparations have been made to economically manage the reliability of production.

Dividend

•	On May 1, 2013, our Board of Directors declared a second quarter 2013 dividend of $0.27 per share to be paid on July 15, 2013 to shareholders of record at the close of business on June 28, 2013.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 4

FINANCIAL AND OPERATING RESULTS

Production and cost performance combined with improved light-oil price realizations compared to WTI prices resulted in first quarter funds flow in excess of internal expectations. Capital investment levels were on plan and production and capital guidance remains unchanged for 2013. In April 2013, the heavy oil differential (WCS to WTI) has narrowed, trading at approximately US$14 per barrel to date for May. Approximately $1.6 billion of oil-weighted asset dispositions were closed in 2012.

	Three months ended March 31
	2013	2012	% change
Financial
(millions, except per share amounts)
Gross revenues (1)	$704	$870	(19)
Funds flow	267	337	(21)
Basic per share	0.55	0.71	(23)
Diluted per share	0.55	0.71	(23)
Net income (loss)	(97)	59	(100)
Basic per share	(0.20)	0.12	(100)
Diluted per share	(0.20)	0.12	(100)
Capital expenditures (2)	427	660	(35)
Debt at period-end	$2,962	$3,397	(13)

Dividends
(millions)
Dividends paid (3)	$129	$127	2
DRIP	(28)	(27)	4

Dividends paid in cash	$101	$100	1

Operations

Daily production
Light oil and NGL (bbls/d)	72,926	89,029	(18)
Heavy oil (bbls/d)	16,324	18,170	(10)
Natural gas (mmcf/d)	321	361	(11)

Total production (boe/d)	142,804	167,420	(15)

Average sales price
Light oil and NGL (per bbl)	$80.23	$84.16	(5)
Heavy oil (per bbl)	50.78	72.68	(30)
Natural gas (per mcf)	$3.18	$2.29	39

Netback per boe
Sales price	$53.93	$57.59	(6)
Risk management gain (loss)	0.60	(1.24)	100

Net sales price	54.53	56.35	(3)
Royalties	(9.30)	(10.59)	(12)
Operating expenses	(16.88)	(17.93)	(6)
Transportation	(0.59)	(0.49)	20

Netback	$27.76	$27.34	2

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Capital expenditures include exploration and development capital less joint venture, carried capital.
(3)	Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 5

DRILLING STATISTICS

	Three months ended March 31
	2013		2012
	Gross	Net	Gross	Net
Oil	144	118	188	151
Natural gas	1	1	20	17

	145	119	208	168

Stratigraphic and service	33	16	50	27

Total	178	135	258	195

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

	Three months ended March 31
(millions)	2013	2012
Land acquisition and retention	$1	$8
Drilling and completions	321	497
Facilities and well equipping	129	199
Geological and geophysical	9	8
Corporate	3	8

Exploration and development capital (1)	463	720
Joint venture, carried capital	(36)	(60)
Property dispositions, net	(9)	(322)

Total capital expenditures	$418	$338

(1)	Exploration and development capital include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2013, our capital program is focused on maximizing efficiencies across our light-oil targets while obtaining a high internal rate of return. One of our key areas of focus for 2013 is our Waskada play in southern Manitoba where we drilled 58 net wells during the first quarter of 2013.

LAND

	As at March 31
	Producing			Non-producing
	2013	2012	% change	2013	2012	% change
Gross acres (000s)	5,423	5,979	(9)	2,917	2,879	1
Net acres (000s)	3,675	4,014	(8)	2,001	2,025	(1)
Average working interest	68%	67%	1	69%	70%	(1)

COMMON SHARES DATA

	Three months ended March 31
(millions of shares)	2013	2012	% change
Weighted average
Basic	481.7	472.6	2
Diluted	481.7	472.9	2

Outstanding as at March 31	482.2	472.9	2

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 6

Letter to our Shareholders

The aim of the management and employees of Penn West is to close the gap between the significant value inherent in the extensive light-oil resource base of the company and the current market valuation. We believe the key to achieving this objective is successful execution of our stated goals of improving capital efficiencies and production reliability within a balanced financial framework as laid out in our 2013 Capital Budget on January 9, 2013.

We are pleased to report with our first quarter results indications of improved performance on both capital efficiency metrics and production reliability. While this quarter provides a strong data point, our goal is to establish a longer-term trend of this performance. Average production of 142,804 boe per day in the first quarter was on budget. Full year 2013 average production guidance remains 135,000 – 145,000 boe per day.

Focusing capital on fewer light-oil areas and driving to reduce drilling and completion costs across all core light-oil regions has resulted in positive outcomes. We realized anticipated improvements in drilling performance and completion costs in several core light-oil regions which led to significant cost savings on a year-over-year basis. In the Cardium, costs were reduced on average more than 35 percent; in the Slave Point in northern Alberta, costs decreased by approximately 25 percent; similarly, in the Spearfish and at Swan Hills we realized cost reductions of over 15 percent.

Across all regions, improvement in well and pipeline repair and maintenance cycle times, and recovery from scheduled and unscheduled outages, all contributed to stronger production performance. Improved field maintenance response and active resources management prevented prolonged outages in many of the areas where severe cold temperatures were experienced.

These cost structure improvements, increased reliability of base production and forward capital allocations give us a high degree of confidence that Penn West is on track to hit the capital efficiency target of $35,000 - $40,000 per flowing barrel as outlined in the 2013 Capital Budget.

Financial management is a key corporate objective for Penn West. Contributing to this objective, we continue to actively hedge oil and natural gas volumes to reduce volatility of cash flow. For the remainder of 2013, we have over 80 percent of forecast oil volumes hedged between US$91.55 and US$104.42 per barrel and over 55 percent of our forecast natural gas production hedged at C$3.43 per mcf. Our target debt to EBITDA ratio is in the 1.5 times to 2.0 times range by year-end.

I would like to personally thank Mr. John Brussa for his significant contributions over the past 18 years with Penn West. Since John’s appointment to the Board in 1995 and subsequent appointment as Chairman of the Board in 2005, his counsel and advice has served Penn West and its shareholders well.

At the same time, I would like to welcome Mr. Jack Schanck as the new Chairman of the Board. Both the management team and I look forward to working with Jack.

Penn West continues to possess one of the largest portfolios of light-oil resources in North America. With our strong focus on improved execution in converting those resources to production and reserves efficiently, we believe the inherent value of the company will be realized in the market.

We have now firmly established the focus of the organization and with our first quarter results, established new performance standards; our aim is to continue this pattern.

Murray R. Nunns
President and Chief Executive Officer

Calgary, Alberta
May 1, 2013

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 7

Outlook

This outlook section is included to provide shareholders with information about our expectations as at May 1, 2013 for production and capital expenditures in 2013 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2013.

Our 2013 forecast exploration and development capital is $900 million with an option to layer in up to $300 million of incremental capital later in 2013, subject to approval of our Board of Directors based on external market factors and internal performance. After the divestment activity in 2012, we continue to forecast 2013 average production of between 135,000 and 145,000 boe per day.

There have been no changes to our guidance from our initial forecast, released on January 9, 2013 with our “2013 Budget” release and filed on SEDAR at www.sedar.com.

Advance Notice

Penn West announced that its board of directors has approved the adoption of an advance notice by-law (the “By-law”). Among other things, the By-law fixes a deadline by which shareholders must submit a notice of director nominations to Penn West prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

Specifically, the By-law requires advance notice to Penn West in circumstances where nominations of persons for election as a director of Penn West are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Alberta) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

In the case of an annual meeting of shareholders, notice to Penn West must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to Penn West must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The By-law is effective immediately. At the next meeting of shareholders of Penn West, to be held on June 5, 2013, shareholders will be asked to confirm and ratify the By-law.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share-basic, funds flow per share-diluted and netback. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 8

Calculation of Funds Flow

	Three months ended March 31
(millions, except per share amounts)	2013	2012
Cash flow from operating activities	$256	$234
Change in non-cash working capital	(7)	79
Decommissioning expenditures	18	24

Funds flow	$267	$337

Basic per share	$0.55	$0.71
Diluted per share	$0.55	$0.71

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Contingent Resource Disclosures

In this press release, Penn West discusses the results of the independent resource evaluation study for its Cardium properties. This relates to the AJM Deloitte (“AJM”) contingent resource evaluation dated October 16, 2012 and effective July 31, 2012. This release contains certain information reproduced from the AJM Report, but does not contain the report in its entirety.

AJM has assigned contingent resources of 533 million barrels of oil in the best estimate case for Penn West’s Cardium properties.

The contingent resource assessment prepared by AJM was prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Contingent resource is defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

The economic viability of Penn West’s Cardium contingent resources is undetermined, as economic studies have not yet been completed.

Please refer to our press release dated October 17, 2012 “Penn West Updates Asset Dispositions and Results of the Contingent Resources Studies” for further information.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 9

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under the heading “Highlights”, among other things: the 2013 annual average production guidance of 135,000 to 145,000 boe per day and the expected percentage of our forecast 2013 oil production that is hedged; under the heading “Operations Update”, among other things: the focus of our 2013 capital program on plays that have been advanced to the full development stage, our projections that our 2013 capital program of $900 million will include 160 to 180 net operated development wells concentrated on light oil, our expectation that the Spearfish area will be a key focus area in 2013, plans of drilling 100 wells in the Spearfish area, our belief that several years of drilling inventory remain in the Spearfish area, our plans that second quarter activity in the Carbonates light oil play will include the tie-in of the wells drilled in the first quarter and advancing waterflood pilots in the Sawn and Otter areas of the Slave Point, both of which are anticipated to be operational in the second half of 2013, our expectation that two additional waterflood pilots in the Willesden green area are to be on-stream later in 2013, our intent that longer reach laterals will be used in future Viking development, our expectation that development drilling in the Viking will continue over the balance of 2013, consistent with plans and that selective integration of horizontal water flooding is anticipated to begin in 2014, our expectation that assessment at a measured pace of our extensive land position will continue through 2013 and our expectation that the three-well thermal pilot at Harmon Valley South will commence steam injection in the second half of 2013; under the heading “Second Quarter Production Outlook”, among other things: our expectation that production in the second quarter will be modestly lower than first quarter volumes due to the impact of plant turnarounds and spring breakup, the potential for large scale flooding and production interruptions to industry producers, our plan that no drilling, completion or tie-in operations will occur through break-up, our expectation that operated and non-operated facility turnarounds will reach a peak production impact of 10,000 boe per day later in the second quarter, our belief that potential still exists for temporary production losses depending on the magnitude of flooding and other break-up conditions, our expectation that the planned turnarounds and normal spring break up impacts may impact our second quarter production by 4,000 to 5,000 boe per day; under the heading “Capital Expenditures” that the focus of our 2013 capital program will be on maximizing efficiencies across our light-oil targets while obtaining a high internal rate of return and one of our key areas of focus for 2013 is our Waskada play in southern Manitoba; in the “Letter to our Shareholders”, among other things: that the aim of the management and employees of Penn West is to close the gap between the significant value inherent in the extensive light-oil resource base of the company and the current market valuation and our belief the key to achieving this objective is successful execution of our stated goals of improving capital efficiencies and production reliability within a balanced financial framework, our goal of establishing a longer trend of performance similar to the first quarter, our annual average production guidance of 135,000 to 145,000 boe per day, our expectation of achieving the capital efficiency target of $35,000 - $40,000 per flowing barrel as outlined in the 2013 Capital Budget, the percentage of our projected 2013 oil and natural gas production which is hedged, our target debt to EBITDA ratio of 1.5 times to 2.0 times range by year-end, our belief that the inherent value of the company will be realized in the market and our aim to continue the pattern established with our first quarter results and new performance standards; under the heading “Outlook”, among other things: our 2013 forecast exploration and development capital of $900 million with an option to layer in up to $300 million of incremental capital later in 2013, subject to approval of our Board of Directors based on external market factors and internal performance, and our forecast 2013 average production of between 135,000 and 145,000 boe per day.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 10

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions, dispositions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 11

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	March 31, 2013	December 31, 2012

Assets
Current
Accounts receivable	$435	$364
Other	66	79
Deferred funding assets	193	187
Risk management	21	76

	715	706

Non-current
Deferred funding assets	216	238
Exploration and evaluation assets	638	609
Property, plant and equipment	11,047	10,892
Goodwill	2,020	2,020
Risk management	31	26

	13,952	13,785

Total assets	$14,667	$14,491

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$868	$764
Dividends payable	130	129
Current portion of long-term debt	5	5
Risk management	21	9

	1,024	907
Non-current
Long-term debt	2,957	2,685
Decommissioning liability	637	635
Risk management	41	35
Deferred tax liability	1,324	1,350
Other non-current liabilities	4	5

	5,987	5,617

Shareholders’ equity
Shareholders’ capital	9,021	8,985
Other reserves	94	97
Deficit	(435)	(208)

	8,680	8,874

Total liabilities and shareholders’ equity	$14,667	$14,491

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 12

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	2013	2012

Oil and natural gas sales	$696	$889
Royalties	(119)	(161)

	577	728

Risk management gain (loss)
Realized	8	(19)
Unrealized	(73)	(63)

	512	646

Expenses
Operating	217	273
Transportation	8	8
General and administrative	43	39
Share-based compensation	8	17
Depletion and depreciation	279	312
Gain on dispositions	—	(72)
Exploration and evaluation	—	1
Unrealized risk management gain	(5)	(42)
Unrealized foreign exchange loss (gain)	29	(31)
Financing	45	47
Accretion	11	11

	635	563

Income (loss) before taxes	(123)	83

Deferred tax expense (recovery)	(26)	24

Net and comprehensive income (loss)	$(97)	$59

Net income (loss) per share
Basic	$(0.20)	$0.12
Diluted	$(0.20)	$0.12
Weighted average shares outstanding (millions)
Basic	481.7	472.6
Diluted	481.7	472.9

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 13

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	2013	2012

Operating activities
Net income (loss)	$(97)	$59
Depletion and depreciation	279	312
Gain on dispositions	—	(72)
Exploration and evaluation	—	1
Accretion	11	11
Deferred tax expense (recovery)	(26)	24
Share-based compensation	3	12
Unrealized risk management loss	68	21
Unrealized foreign exchange loss (gain)	29	(31)
Decommissioning expenditures	(18)	(24)
Change in non-cash working capital	7	(79)

	256	234

Investing activities
Capital expenditures	(427)	(660)
Property dispositions (acquisitions), net	9	322
Change in non-cash working capital	18	(8)

	(400)	(346)

Financing activities
Increase in bank loan	243	209
Issue of equity	2	3
Dividends paid	(101)	(100)

	144	112

Change in cash	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 14

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2013	$8,985	$97	$(208)	$8,874
Net and comprehensive loss	—	—	(97)	(97)
Share-based compensation	—	3	—	3
Issued on exercise of options and share rights	8	(6)	—	2
Issued to dividend reinvestment plan	28	—	—	28
Dividends declared	—	—	(130)	(130)

Balance at March 31, 2013	$9,021	$94	$(435)	$8,680

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total

Balance at January 1, 2012	$8,840	$95	$132	$9,067
Net and comprehensive income	—	—	59	59
Share-based compensation	—	9	—	9
Issued on exercise of options and share rights	17	(14)	—	3
Issued to dividend reinvestment plan	27	—	—	27
Dividends declared	—	—	(128)	(128)

Balance at March 31, 2012	$8,884	$90	$63	$9,037

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 15

Investor Information

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 9:00am Mountain Time (11:00am Eastern Time) on May 2, 2013.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (North America toll-free). This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL: http://event.on24.com/r.htm?e=612727&s=1&k=94B32CE34842C98E4B0288DE6C685561

A digital recording will be available for replay two hours after the call’s completion, and will remain available until May 16, 2013 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (North America toll-free) and enter Conference ID 53400385, followed by the pound (#) key.

For further information, please contact:

PENN WEST EXPLORATION	Investor Relations:
Penn West Plaza	Toll Free: 1-888-770-2633
Suite 200, 207 – 9th Avenue SW	E-mail: investor_relations@pennwest.com
Calgary, Alberta T2P 1K3

Phone: 403-777-2500	Murray Nunns, President & Chief Executive Officer
Fax: 403-777-2699	Phone: 403-218-8939
Toll Free: 1-866-693-2707	E-mail: murray.nunns@pennwest.com
Website: www.pennwest.com
Clayton Paradis, Manager, Investor Relations
Phone: 403-539-6343
E-mail: clayton.paradis@pennwest.com

PENN WEST EXPLORATION	2013 FIRST QUARTER RELEASE 16